FOR IMMEDIATE RELEASE	TSX: SLW
February 28, 2013	NYSE: SLW

SILVER WHEATON COMPLETES DEFINITIVE AGREEMENT WITH
VALE S.A. AND DEFINITIVE AGREEMENT ON NEW CREDIT FACILITIES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that, further to the press release dated February 5, 2013, Silver Wheaton has entered into a definitive agreement to acquire from a subsidiary of Vale S.A. (“Vale”) (NYSE: VALE) an amount of gold equal to 25% of the life of mine gold production from its Salobo Mine, located in Brazil, as well as 70% of the gold production, for a 20-year term, from certain of its Sudbury Mines located in Canada. The transaction is no longer subject to Vale board approval, which has now been obtained.

The Company will pay Vale, within 10 business days of this press release, total cash consideration of US$1.90 billion, and has issued to Vale 10 million Silver Wheaton warrants with a strike price of US$65 and a term of 10 years1. US$1.33 billion will be paid for 25% of the gold production from Salobo, while US$570 million, plus the 10 million Silver Wheaton warrants issued to Vale, will be the consideration for 70% of the Sudbury gold production. Silver Wheaton will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment from 2016 for Salobo) and the prevailing market price, for each ounce of gold delivered under the agreement.

In addition, Silver Wheaton has finalized the terms and entered into two new unsecured credit facilities, comprised of (1) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (2) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”). The Revolving Facility and Bridge Facility replaced the $400 million Revolver Loan and the Term Loan, with the latter being repaid in full on February 22, 2013. For the Revolving Facility, Scotiabank and BMO Capital Markets acted as Co-Lead Arrangers and Joint Bookrunners, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto Dominion Bank acted as Co-Documentation Agents and Bank of Tokyo-Mitsubishi UFJ (Canada), HSBC Bank Canada and Export Development Canada acted as Senior Managers. For the Bridge Facility, Scotiabank and BMO Capital Markets acted as Co-Lead Arrangers and Joint Bookrunners, Canadian Imperial Bank of Commerce and Royal Bank of Canada acted as Co-Documentation Agents and The Toronto Dominion Bank and Export Development Canada acted as Senior Managers. Combined with cash on hand, the additional credit capacity offered by these new credit facilities provides Silver Wheaton with sufficient access to capital to fund the upfront payment to Vale, while continuing its pursuit of additional accretive growth opportunities.

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1 The issue of the warrants is subject to receipt of all requisite regulatory approvals including those from the Toronto Stock Exchange and the New York Stock Exchange.

ABOUT SILVER WHEATON

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces1, including 145 thousand ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces1, including 180 thousand ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Mr. Neil Burns, Silver Wheaton’s Vice President, Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical disclosure in this news release.

For further information, please contact:
Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com